November 16, 2018

David Rosa
Chief Executive Officer
NeuroOne Medical Technologies Corporation
10006 Liatris Lane
Eden Prairie, MN 55347

       Re: NeuroOne Medical Technologies Corporation
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 30, 2018
           File No. 333-227265

Dear Mr. Rosa:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2018 letter.

Form S-1 Amended October 30, 2018

About Us, page 1

1. We note your revisions in response to prior comment 1. Please tell us whether addressing the conditions disclosed here will require your technology to detect single neuron brain activity and whether objective statistical evidence has shown your technology can do so.
       It is unclear why you removed disclosure regarding the detection of single neuron brain activity if that is required to address the conditions you highlight in your prospectus summary.
 David Rosa
NeuroOne Medical Technologies Corporation
November 16, 2018
Page 2
Clinical Development and Regulatory Pathway, page 39

2. We note your revisions in response to prior comment 9. Please expand your revisions to clarify, for the technologies where you disclose additional testing must be performed, what those tests and trials must demonstrate to facilitate your anticipated pathway and what resources will be required to complete that testing.
Employment Agreements, page 74

3. We note your response to prior comment 74; however, that comment referenced the
      "proprietary information, inventions assignment and non-competition agreement"
      disclosed in the last sentence of the this section's first paragraph. Please file these agreements or advise.
        You may contact Eric Atallah at 202-551-3663 or Kevin Kuhar, Accounting Branch
Chief, at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at 202-551-6947 or Amanda Ravitz, Assistant
Director, at 202-551-3528 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Rosa
                                                   Division of Corporation
Finance
Comapany NameNeuroOne Medical Technologies Corporation
                                                   Office of Electronics and
Machinery
November 16, 2018 Page 2
cc:       Jeff Cahlon, Esq.
FirstName LastName